                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                            Tricord Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)


                                    89612110
           --------------------------------------------------------
                                 (CUSIP Number)


                                John J. Mitcham
                              Tricord Systems, Inc.
                        2905 Northwest Boulevard, Suite 20
                             Plymouth, MN  55441-5644
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               February 20, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  5  Pages

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                                 SCHEDULE 13D
                               CUSIP No. 89612110

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     John J. Mitcham
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                               / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                994,253
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    994,253
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     994,253
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                           / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page  2  of  5  Pages
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                                   SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

     This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Tricord Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

ITEM 2.        IDENTITY AND BACKGROUND.

     (a)  This statement is filed by John J. Mitcham.

     (b) The business address of Mr. Mitcham is 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

     (c) Mr. Mitcham is President, Chief Executive Officer and a Director of the Company, which is engaged in the business of developing and marketing intelligent I/O and distributed file system software for the Windows NT storage market. The Company's principal address is 2905 Northwest Boulevard, Suite 20, Plymouth, MN 55441-2644.

     (d) Mr. Mitcham has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Mitcham was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Mitcham is a citizen of the United States of America.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Of the shares of Common Stock reported on this statement, Mr. Mitcham purchased 414,680 shares with his personal funds and the Company issued 244,454 shares to him in consideration for his services to the Company. No funds used to purchase any of the shares of Common Stock reported on this statement have been borrowed.

ITEM 4.        PURPOSE OF TRANSACTION.

     The shares of Common Stock owned by Mr. Mitcham and reported on this Statement have been acquired solely for investment purposes.

     In his individual capacity as a stockholder, Mr. Mitcham does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company (other than the exercise of options currently held by Mr. Mitcham) or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present Board of Directors or


                                  Page 3 of 5 Pages
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management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) a material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company's business or corporate structure;
(g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

     Mr. Mitcham, in his capacity as a director of the Company, may have occasion to consider and discuss with other board members from time to time, plans or proposals by the Company that relate to or would result in the events or circumstances listed in clauses (a) through (j) of the preceding paragraph.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Mitcham is the beneficial owner of 994,253 shares of Common Stock, or approximately 6.8% of the current outstanding shares of Common Stock of the Company. An aggregate of 335,119 of such shares are subject to options that are exercisable currently or in the next 60 days.

     (b) Mr. Mitcham possesses sole voting and investment power with respect to 994,253 shares of Common Stock and shares voting and investment power with respect to 0 shares of Common Stock reported in this Statement.

     (c) On February 5, 1998, Mr. Mitcham purchased 43,200 shares of Common Stock in the open market, acquiring 12,000 of such shares at $0.6875 per share, 5,000 of such shares at $0.7188 per share and 26,200 of such shares at $0.75 per share. On February 20, Mr. Mitcham exercised options to purchase 339,880 shares of Common Stock at $0.875 per share. On February 20, the Company issued Mr. Mitcham 230,003 shares of Common Stock, having a fair market value of $0.75 on the date of issuance, in lieu of cash for services Mr. Mitcham rendered to the Company. On February 25, the Company issued Mr. Mitcham 14,451 shares of Common Stock, having a fair market value of $0.969 on the date of issuance, in lieu of cash for services Mr. Mitcham rendered to the Company.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

     None.


                                  Page 4 of 5 Pages
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                                      SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             /s/John J. Mitcham
March 2, 1998                                ------------------------------
                                                John J. Mitcham


                                  Page 5 of 5 Pages